UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Entree Gold Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29383G100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                                  Rio Tinto plc
                              c/o Shannon Crompton
                             Rio Tinto Services Inc.
                              1343 South 1800 East
                            Salt Lake City, UT 84108
                                 (801) 583-6707
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Christine A. Spillane
                             Sullivan & Cromwell LLP
                                1 New Fetter Lane
                                 London EC4A 1AN
                                     England
                               011-44-207-959-8554

                                  June 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                Page  2  of  15
                                                                     ---    ----

--------------------------------------------------------------------------------
1 Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

             Rio Tinto plc
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [_]
         (See Instructions)
                                                                         (b) [_]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
             WC

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
             England

--------------------------------------------------------------------------------
                   7     Sole Voting Power
                             0
  NUMBER OF
                   -------------------------------------------------------------
    SHARES         8     Shared Voting Power
                             12,613,841
 BENEFICIALLY
                   -------------------------------------------------------------
   OWNED BY        9     Sole Dispositive Power
                             0
EACH REPORTING
                   -------------------------------------------------------------
  PERSON WITH      10    Shared Dispositive Power
                             12,613,841

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
             12,613,841

--------------------------------------------------------------------------------
12       Check  if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount In Row (11)
             18.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
             HC, CO

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

                                                                Page  3  of  15
                                                                     ---    ----

--------------------------------------------------------------------------------
1 Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

             Kennecott Canada Exploration Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                (a) [_]
         (See Instructions)
                                                                         (b) [_]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
             AF

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
             Canada

--------------------------------------------------------------------------------
                   7     Sole Voting Power
                             0
  NUMBER OF
                   -------------------------------------------------------------
    SHARES         8     Shared Voting Power
                             12,613,841
 BENEFICIALLY
                   -------------------------------------------------------------
   OWNED BY        9     Sole Dispositive Power
                             0
EACH REPORTING
                   -------------------------------------------------------------
  PERSON WITH      10    Shared Dispositive Power
                             12,613,841

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
             12,613,841

--------------------------------------------------------------------------------
12       Check  if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount In Row (11)
             18.0%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
             CO

--------------------------------------------------------------------------------

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                                                                     ---    ----


Item 1.  Security and Issuer

         This statement on Schedule 13D ("Schedule 13D") relates to the common shares, without par value ("Common Shares"), of Entree Gold Inc., a corporation continued under the laws of British Columbia (the "Company"). The Company's principal offices are located at Suite 1201, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, Canada.

Item 2.  Identity and Background.

         This Schedule 13D is filed by the following entities (collectively referred to herein as the "Reporting Persons", and each as a "Reporting Person"):

         Rio Tinto plc, a public limited company incorporated under the laws of England and Wales ("Rio Tinto"), is an international mining company with operations around the world. Rio Tinto's principal executive offices are located at 6 St. James's Square, London, SW1Y 4LD, England.

         Kennecott Canada Exploration Inc., a corporation incorporated under the laws of Canada and an indirect wholly owned subsidiary of Rio Tinto ("Kennecott"), is a mining company the principal business of which is the discovery and acquisition of mineral resources in North and Central America. Kennecott's principal offices are located at 200 Granville Street, Suite 354, Vancouver, British Columbia, V6C 1S4, Canada.

         The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto and are incorporated by reference herein.

         During the last five years, neither of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in
Schedule I hereto has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 19, 2005, Kennecott and the Company entered into an Equity Participation Agreement, dated as of June 17, 2005 (the "EPA"). Pursuant to the EPA, on June 29, 2005 and July 6, 2005, Kennecott and the Company executed two Subscription Agreements (the "Subscription Agreements"). A copy


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                                                                Page  5  of  15
                                                                     ---    ----


of the EPA is included as Exhibit A hereto, and copies of the Subscription Agreements are included as Exhibits B and C hereto. The descriptions of the EPA and Subscription Agreements contained herein are qualified in their entirety by reference to Exhibits A, B and C, which are incorporated herein by reference.

         Pursuant to the EPA and the Subscription Agreements, Kennecott has acquired 6,306,921 units (each, a "Unit") of the Company at a price of C$2.20 per unit, for a total consideration of C$13,875,226, which was funded from intergroup loans. Each Unit consists of one Common Share, one common share purchase A warrant and one common share purchase B warrant. Two A warrants will entitle the holder to purchase one Common Share at a price of C$2.75 for a period of two years. Two B warrants will entitle the holder to purchase one Common Share at a price of C$3.00 for a period of two years.

         Following the acquisition of the Units, the Reporting Persons own 6,306,921 Common Shares (representing approximately 9.9% of the issued and outstanding Common Shares) and 12,613,842warrants, exercisable for an aggregate of 6,306,920 Common Shares. If the warrants were to be exercised, the Reporting Persons would own approximately 18.0% of the Company's Common Shares.

         Under the EPA, Kennecott also has the right to participate in future financings by the Company so as to maintain its proportional equity interest in the Company.

         Under the EPA, the Company has granted to Kennecott a right of first refusal over its mining license for the Ulziit Uul concession in Southern Mongolia and over the geographical area covered by such license for a period of up to four years (the "Ulziit Uul ROFR").

Item 4.  Purpose of the Transaction

         The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

         Under the EPA, Kennecott has agreed to vote its Common Shares in the manner specified by the board of directors of the Company with respect to:

(a)  fixing the number of directors to be elected;

(b)  the election of the directors of the Company;

(c)  the appointment and remuneration of the auditors of the Company; and

                                                                Page  6  of  15
                                                                     ---    ----


(d) the approval of any corporate incentive compensation plan or any amendment thereof, provided the compensation plan does not result at any time in the number of Common Shares reserved for issuance under the plan exceeding 20% of the issued and outstanding Common Shares.

Voting instructions given by the board of directors of the Company will be based on a resolution passed by a majority of the directors. Kennecott's voting obligations do not apply if the number of Common Shares held by Kennecott and its affiliates represents (a) less than 10% of the Company's issued and outstanding Common Shares or (b) 40% or more of the Company's issued and outstanding Common Shares (excluding in each case Common Shares issuable on the exercise of any securities held by Kennecott and its affiliates which are convertible into or exchangeable for Common Shares but which have not actually been issued) at such time, and terminate on the fourth anniversary of the date on which Kennecott acquires the Units.

         Under the EPA, Kennecott has also agreed to restrictions on its ability to dispose of any of its Common Shares or any of its securities convertible into or exchangeable for Common Shares (collectively, the "Entree Securities"), subject to certain agreed exceptions including dispositions to affiliates of Kennecott or pursuant to a take over bid in respect of the Company. The restrictions also do not apply if at the time of the disposition the number of Common Shares held by Kennecott and its affiliates represents (a) less than 10% of the issued and outstanding Common Shares (assuming the exercise of all securities held by Kennecott and its affiliates which are convertible into or exchangeable for Common Shares but which have not actually been issued, other than any such securities which are non-transferable) at such time, or (b) 40% or more of the Company's issued and outstanding Common Shares (excluding any Common Shares issuable on the exercise of any securities held by Kennecott and its affiliates which are convertible into or exchangeable for Common Shares but which have not actually been issued) at such time. The restrictions terminate on the fourth anniversary of the date on which Kennecott acquires the Units. Under the restrictions, Kennecott has agreed to give the Company prior notice (the "Disposition Notice") of any proposed disposition. Upon such notice, the Company may notify Kennecott of the identity of one or more persons who will purchase the Entree Securities. If the Company does not notify Kennecott of the identity of such purchasers or if the disposition is not completed within 45 days of the Company's receipt of the Disposition Notice, then Kennecott may dispose of the Entree Securities to any third party purchaser provided the disposition occurs within 105 days of the Company's receipt of the Disposition Notice.

         Under the EPA, Kennecott also obtains the Ulziit Uul ROFR.

                                                                Page  7  of  15
                                                                     ---    ----


         Although the Reporting Persons have no present intention to acquire securities of the Company other than pursuant to the EPA, the Reporting Persons will consider from time to time acquiring additional securities of the Company as and when market conditions permit. As a result, the Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Company's securities, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons reserve the right to change their plans and intentions at any time.

         Except as set forth in this Item 4 of this Schedule 13D, none of the Reporting Persons has any current plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 5.  Interest in Securities of the Issuer.


         Pursuant  to the EPA and the  Subscription  Agreements,  the  Reporting
Persons acquired Units comprising 6,306,921 Common Shares (representing approximately 9.9% of the issued and outstanding Common Shares) and 12,613,842 warrants exercisable for 6,306,920 Common Shares. If the warrants were to be exercised, the Reporting Persons would own approximately 18.0% of the Company's Common Shares. Each of the Reporting Persons is deemed to beneficially own the Common Shares and the percentage of outstanding Common Shares listed on the responses to Items 11 and 13, respectively, of the cover page of this Schedule 13D relating to such Reporting Person. In addition, the Common Shares deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such Reporting Person.

         Except as set forth in this Schedule 13D, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedule I, beneficially owns any Common Shares of the Company.

         Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                                                Page  8  of  15
                                                                     ---    ----


         The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

                   Description                                        Exhibit
                   -----------                                        -------

Equity Participation Agreement between Entree Gold Inc.                  A
and Kennecott Canada Exploration Inc.

Subscription Agreement between Entree Gold Inc. and                      B
Kennecott Canada Exploration Inc.

Subscription Agreement between Entree Gold Inc. and                      C
Kennecott Canada Exploration Inc.

Joint Filing Agreement between Rio Tinto plc and                         D
Kennecott Canada Exploration Inc.

                                                                Page  9  of  15
                                                                     ---    ----


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2005

                                            Rio Tinto plc

                                            By: /s/ Anette Lawless
                                               ---------------------------------
                                            Name:  Anette Lawless
                                            Title: Secretary


                                            Kennecott Canada Exploration Inc.

                                            By: /s/ Shannon Crompton
                                               ---------------------------------
                                            Name:  Shannon Crompton
                                            Title: Assistant Secrtary

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                                                                      Schedule I

                                  Rio Tinto plc

                        Directors and Executive Officers

                            Present Business          Present Principal
        Name                    Address                  Occupation         Citizenship
        ----                    -------                  ----------         -----------

Directors
---------

Paul Skinner               6 St. James's Sq.        Chairman of Rio Tinto     British
                           London
                           SW1Y 4LD

                           United Kingdom

Leigh Clifford             6 St. James's Sq.        Chief Executive of Rio    Australian
                           London                   Tinto
                           SW1Y 4LD

                           United Kingdom

Guy Elliott                6 St. James's Sq.        Finance Director of       British
                           London                   Rio Tinto
                           SW1Y 4LD
                           United Kingdom

Ashton Calvert             6 St. James's Sq.        Non-executive director    Australian
                           London                   of Rio Tinto
                           SW1Y 4LD

                           United Kingdom

Sir David Clementi         6 St. James's Sq.        Chairman of Prudential    British
                           London                   plc
                           SW1Y 4LD
                           United Kingdom

Vivienne Cox               6 St. James's Sq.        Executive                 British
                           London                   Vice-President of BP
                           SW1Y 4LD                 plc
                           United Kingdom

Richard Goodmanson         6 St. James's Sq.        Executive                 United States of
                           London                   Vice-President and        America
                           SW1Y 4LD                 Chief Operating
                           United Kingdom           Officer of DuPont

Andrew Gould               6 St. James's Sq.        Chairman and Chief        British
                           London                   Executive Officer of
                           SW1Y 4LD                 Schlumberger Ltd.
                           United Kingdom

                                                                Page  11 of  15
                                                                     ----   ----


                            Present Business          Present Principal
        Name                    Address                  Occupation         Citizenship
        ----                    -------                  ----------         -----------

Lord Kerr                  6 St. James's Sq.        Chairman of the Court     British
                           London                   and Council of
                           SW1Y 4LD                 Imperial College,
                           United Kingdom           London

David Mayhew               6 St. James's Sq.        Chairman of Cazenove      British
                           London                   Group plc
                           SW1Y 4LD
                           United Kingdom

Sir Richard Sykes          6 St. James's Sq.        Director of Rio Tinto     British
                           London                   and director of Lonza
                           SW1Y 4LD                 Group Ltd.
                           United Kingdom

Executive Officers
------------------

Tom Albanese               6 St. James's Sq.        Chief Executive of the    United States of
                           London                   Copper group at Rio       America
                           SW1Y 4LD                 Tinto
                           United Kingdom

Preston Chiaro             6 St. James's Sq.        Chief Executive of the    United States of
                           London                   Energy group              America
                           SW1Y 4LD
                           United Kingdom

Oscar Groeneveld           Level 33                 Chief Executive of the    Australian
                           55 Collins Street        Aluminium group
                           Melbourne
                           Victoria 3000

Keith Johnson              6 St. James's Sq.        Chief Executive of the    British
                           London                   Diamonds group
                           SW1Y 4LD
                           United Kingdom

Andrew Mackenzie           6 St. James's Sq.        Chief Executive of the    British
                           London                   Industrial Minerals
                           SW1Y 4LD                 group
                           United Kingdom

Karen McLeod               6 St. James's Sq.        Head of Human Resources   Australian
                           London
                           SW1Y 4LD
                           United Kingdom


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                                                                Page  12 of  15
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
                            Present Business          Present Principal
        Name                    Address                  Occupation         Citizenship
        ----                    -------                  ----------         -----------

Ian Smith                  6 St. James's Sq.        Head of Technology        Australian
                           London
                           SW1Y 4LD
                           United Kingdom

Andrew Vickerman           6 St. James's Sq.        Head of Communications    British
                           London SW1Y 4LD          and Sustainable
                           United Kingdom           Development

Sam Walsh                  6 St. James's Sq.        Chief Executive of the    Australian
                           London SW1Y 4LD          Iron Ore Group
                           United Kingdom

Charles Lenegan            6 St. James's Sq.        Managing Director of      Australian
                           London SW1Y 4LD          Rio Tinto Australia
                           United Kingdom

                                                                Page  13 of  15
                                                                     ----   ----


                        Kennecott Canada Exploration Inc.

                        Directors and Executive Officers

                            Present Business          Present Principal
        Name                    Address                  Occupation         Citizenship
        ----                    -------                  ----------         -----------

Directors
---------

C. G. Baldwin              1600 Cathedral Place     Attorney                  Canadian
                           925 West Georgia St.     Lawson Lundell
                           Vancouver, B.C.
                           V6C 3L2 CANADA

I. Graham                  200 Granville Street     Vice President            Canadian
                           Suite 354                Kennecott Canada
                           Vancouver, B.C.          Exploration Inc.
                           V6C 1S4 CANADA

M. L. Jutras               770 Sherbrooke Street    General Counsel and       Canadian
                           West, Suite 1800         Secretary
                           Montreal, Quebec         Rio Tinto Iron &
                           H3A 1G1 CANADA           Titanium Inc.

J. V. Main                 224 North 2200 West      President                New Zealand
                           Salt Lake City, UT       Kennecott Exploration
                           84116                    Company
                           USA

P. L. Webster              224 North 2200 West      Vice President and       United States of
                           Salt Lake City, UT       General Counsel          America
                           84116                    Kennecott Exploration
                           USA                      Company

Executive Officers
------------------

J.V. Main                  224 North 2200 West      President                 New Zealand
                           Salt Lake City, UT
                           84116
                           USA

I. Graham                  200 Granville Street     Vice President            Canadian
                           Suite 354
                           Vancouver, B.C.
                           V6C 1S4 CANADA

D. Simpson                 200 Granville Street     Vice President            United States of
                           Suite 354                                          America
                           Vancouver, B.C.
                           V6C 1S4 CANADA

P.L. Webster               224 North 2200 West      General Counsel and       United StAtes of
                           Salt Lake City, UT       Assistant Secretary       America
                           84116
                           USA

                                                                Page  14 of  15
                                                                     ----   ----


                            Present Business          Present Principal
        Name                    Address                  Occupation         Citizenship
        ----                    -------                  ----------         -----------

W. D. Hofeling             2525 East Arizona        Chief Financial           United States of
                           Biltmore Circle          Officer and Treasurer     America
                           Suite C-135
                           Phoenix, AZ 85016
                           USA

C.G. Baldwin               1600 Cathedral Place     Secretary                 Canadian
                           925 West Georgia St.
                           Vancouver, B.C.
                           V6C 3L2 CANADA

S. S. Crompton             1343 South 1800 East     Assistant Secretary       United States of
                           Salt Lake City, UT                                 America
                           84108
                           USA

J. R. Welch                8309 West 3595           Assistant Treasurer       United States of
                           South                                              America
                           Magna, UT 84044
                           USA

                                                                Page  15 of  15
                                                                     ----   ----


                                  EXHIBIT INDEX

                   Description                                        Exhibit
                   -----------                                        -------

Equity Participation Agreement between Entree Gold Inc.                  A
and Kennecott Canada Exploration Inc.

Subscription Agreement between Entree Gold Inc. and                      B
Kennecott Canada Exploration Inc.

Subscription Agreement between Entree Gold Inc. and                      C
Kennecott Canada Exploration Inc.

Joint Filing Agreement between Rio Tinto plc and                         D
Kennecott Canada Exploration Inc.